

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Ignacio Antoñanzas A.
Enersis S.A.
Chief Executive Officer
Santa Rosa 76
Santiago, Chile

>   **Re: Enersis S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed June 11, 2010**
>   **File No. 001-12440**

Dear Mr. Antoñanzas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 4.   Information on the Company, page 19

Capital Investment Program, page 21

1.   Please describe and provide your capital expenditures for the last three financial years. For example, please:

   • disclose and describe the amount invested in capital expenditures for 2007; and
   • describe how the Ch$ 504 billion in total capital expenditures for your electricity distribution in 2008 and Ch$ 364 billion in total capital expenditures for your electricity generation/transmission was allocated.

Please see Items 4.A.5 and 4.A.6 of Form 20-F.

<u>D. Property, Plants and Equipment, page 66</u>

<u>Property, Plants and Equipment of Generating Companies, page 66</u>

2. For your Projects under Development, please disclose an estimate of the amount of expenditures including the amount of expenditures already paid and a description of the method of financing. If known and where it has not already been provided, please disclose the completion date the project. Please see Item 4.D. of Form 20-F.

<u>Item 5.   Operating and Financial Review and Prospects, page 75</u>

<u>A. Operating Results, page 75</u>

3. We note your statement in the third to last paragraph on page 82 that El Chocon's revenues increased by 47.9% mainly due to the 95% increase in physical sales. However, the table at the top of page 81 states physical sales between 2008 and 2009 in El Chocon increased 61.4%. Similarly, we note your statement in the third to last paragraph on page 82 that Costanera's decline in operating revenues is explained in part by lower physical sales, which declined 4.0% to 8,172 GWh. The table on page 80 states Costanera's decline in operating revenues was 3.0% or 8,284 GWh. Please clarify or revise.

<u>B. Liquidity and Capital Resources, page 87</u>

4. We note you have provided a discussion focusing on your liquidity and capital resources from a financial as opposed to accounting perspective. We further note for the purpose of financial covenant certifications you rely on accounting information. Please revise or explain to us why management believes the presentation provides useful information to investors and how your discussion and reconciliation of initial cash to final cash on page 88 complies with Item 5 and related instructions requiring a discussion focused on the primary financial statements.   In this regard, for example, we also note final cash does not equal the ending balance of cash and cash equivalents as presented on page F-15 and the items discussed do not readily correlate to the line items included in your consolidated statements of cash flows presented in Chilean pesos.

5. Please tell us what consideration was given to providing the financial perspective presentation as a supplement to a discussion focused on your consolidated statements of cash flows reconciling amounts included in your presentation of sources and uses of cash on page 88 to the most comparable GAAP measures as set forth in Item 10(e) of Regulation S-K.

6. We note for the twelve-month period ended December 31, 2009, you received $481.9 million of dividends from Chilean subsidiaries and $147.8 million of dividends from foreign subsidiaries. We further note that for the twelve-month period ended December

31, 2008, you received $267.4 million of dividends from Chilean subsidiaries and $65.7 million of dividends from foreign subsidiaries. Given your statement in the fourth paragraph on page 93 that "[p]ayment of dividends and distributions by [y]our subsidiaries and affiliates represent[s] an important source of funds…" and your risk factor discussion on pages 16-17, please disclose what accounted for the variance in dividends received from subsidiaries between 2008 and 2009. Please see Item 5.B.1.b of Form 20-F.

D. Trend Information, page 94

7. Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and
- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note your disclosure on pages 14 and 15 that you are subject to refinancing risk and debt covenants which could impact your liquidity as well as your disclosure on page 93 that you estimate capital expenditures to amount to $5,846 million for 2010-2014. Please discuss how your debt agreements and estimated capital expenditures may impact your liquidity or capital resources decreasing or increasing in any material way. We reissue comment one in our letters dated September 24, 2008 and November 25, 2008. Please see Item 5.D. of Form 20-F.

F. Tabular Disclosure of Contractual Obligations, page 95

8. We note your disclosure in footnote three to your table of contractual obligations that you have Ch$ 29,034 billion in total purchase obligations which are comprised mainly of energy purchases, operating and maintenance contracts and other services. Please enhance your disclosure of the types of operating and maintenance contracts and other services included in these purchase obligations.

Item 6. Directors, Senior Management and Employees, page 96

A. Directors and Senior Management, page 96

9. Please provide the information required by Item 6.A of Form 20-F for Ms. Alba Marina Urrea. We note Item 6.A of Form 20-F does not limit disclosure to prior financial years.

B. Compensation, page 99

10. Please disclose the total amounts you have set aside or accrued to provide pension, retirement or similar benefits for your executive officers. Please see Item 6.B.2 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 105

A. Major Shareholders, page 105

11. We note that as of March 31, 2010, you have 7,933 stockholders of record for your common stock. Please provide the portion of your common stock held in the United States and the number of record holders in the United States. Please see Item 7.A.2 of Form 20-F.

Item 8. Financial Information, page 107

Legal Proceedings, page 107

12. We note your statement on page 107 that you consider it "unlikely that any loss associated with pending lawsuits will significantly affect the normal development of [y]our business." Given the extent of litigation set forth on pages F-93 to F-98, please tell us why you believe any loss associated with any pending lawsuits will not affect the normal development of your business.

Item 15. Disclosure Controls and Procedures, page 130

13. We note your disclosure indicates that your disclosure controls and procedures "are designed to provide reasonable assurance of achieving their control objectives…"   In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Item 18. Financial Statements, page 134

Reports of Independent Registered Public Accounting Firms

14. The reports on pages F-1 and F-3 do not reflect a signature of your independent registered public accounting firm. Please revise to provide an electronically signed report in accordance with Rule 302(a) of Regulation S-T.

15. We note your independent registered accountant's report on page F-4 does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or a reconciliation from IFRS to US GAAP. Please see Item 17(c) of Form 20-F.

Consolidated Statements of Cash Flows, page F-14

16. We note you have included a reconciliation of net income to operating income. Please revise your presentation to reflect cash generated from operations and net cash flows from operating activities consistent with IAS 7. Please refer to the indirect method example under paragraph three of Appendix A of IAS 7.

17. The line item entitled "Share of the (profit) loss of associates. . ." states the amounts reflected are net of cash distributions received. Please refer to paragraph 31 of IAS 7, which indicates dividends received should be presented on a gross basis. While it appears the actual profit of your associates is presented gross based on your disclosure in Note 13 on page F-56, it is not clear if the dividends paid have also been presented separately. Please reconcile the amount of dividends received from your associates on page F-56 to gross amounts presented in your consolidated statements of cash flows and revise the description of the item line appropriately.

18. The line item entitled "Other investment disbursements" comprises a significant portion of your net cash flows used in investing activities. Please revise to segregate the material components currently aggregated. Further, please advise us or revise to separately disclose your acquisition of the additional ownership interests in Edegel and Edelnor as disclosed in Note 25.7. Please refer to paragraph 39 to 42B of IAS 7.

Note 2. Basis of Presentation of the Consolidated Financial Statements, page F-20

2.5 Basis of consolidation and business combinations, page F-22

19. Please clarify for us and your disclosures in plain English the meaning of "global integration method." Please confirm that the "global integration method" used to consolidate your subsidiaries is consistent with and complies with IAS 27.

Note 10. Non-Current Assets and Disposal Groups Held for Sale, page F-54

20. Please tell us what consideration you gave to providing the disclosure as required by paragraph 33 of IFRS 5 for discontinued operations.

Note 15. Property, Plant and Equipment, page F-62

21. Please revise to disclose the useful lives or depreciation rates used for each class of property, plant and equipment. We note your disclosure of long-lived assets' useful lives on page F-25 based on a different but broader functional groupings. Please refer to paragraph 73 of IAS 16.

Note 18. Interest-Bearing Loans, page F-68

22. We note your disclosure on page 125 within Interest Rate Risk that you modified your policy regarding debt linked to inflation stating that since 2009 this debt is considered variable rate debt increasing its corresponding total amount. Please explain to us how the policy change increases the corresponding total amount including the amount of the adjustments made when you changed your policy and where you have disclosed the change, if appropriate, in accordance with IAS 8.

Note 40. Adoption of International Financial Reporting Standards, page F-129

23. We note your disclosure that you adopted January 1, 2004 as the date of transition to IFRS. We also note January 1, 2008 is the beginning of the earliest period for which you have presented full comparative information under IFRS and you have provided an opening IFRS statement of financial position as of January 1, 2008. Please revise to clarify your date of transition to IFRS and the date of adoption of IFRS.   Please refer to paragraph six and Appendix A of IFRS 1.

24. You disclose IFRS 3 was not applied retrospectively to business combinations that occurred before January 1, 2004 based on the exemption allowed under IFRS 1. If you elected to restate business combinations occurring from January 1, 2004 to January 1, 2008 pursuant to paragraph 13(a) of IFRS 1, please revise your disclosure to clarify this fact stating also whether you have applied IAS 27 from January 1, 2004 or explain to us the basis for your presentation.

25. Please revise to clarify your application of the exemption for cumulative translation differences. We note the opening translation reserve balance at January 1, 2008.   In this regard, if you elected to recognize all translation differences that existed at the date of transition to IFRS, please explain to us why the translation reserve is not reset to zero. Please refer to Appendix D, paragraphs D12 and D13 of IFRS 1.

Exhibits 12.1 and 12.2

26. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. The term "company" should be replaced with "registrant" in paragraphs three, four and five as well as parts (a), (c) and (d) of paragraph four and parts (a) and (b) of paragraph five. The phrase "…period covered by the annual report…"

should be replaced with "…registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)…" Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna DiSilvio at (202) 551-3575 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director